SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 000-51690

Baja Mining Corp.

(Translation of registrant’s name into English)

2350 – 1177 West Hastings Street,
Vancouver, British Columbia T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

TABLE OF CONTENTS

Signatures

Exhibit 99.1 Updated Preliminary Economic Assessment on the Boleo Property

Exhibit 99.2 Consent of Donald J. Hunter

Exhibit 99.3 Consent of Eric Norton

Exhibit 99.4 Consent of Scott Britton

Exhibit 99.5 Consent of Grant Bosworth

Exhibit 99.6 Consent of William Yeo

Exhibit 99.7 Consent of Michael Holmes

Exhibit 99.8 Consent of Timothy Ross

Exhibit 99.9 Consent of John Wyche

Exhibit 99.10 Certificate of Qualified Person for Donald J Hunter

Exhibit 99.11 Certificate of Qualified Person for Eric Norton

Exhibit 99.12 Certificate of Qualified Person for Scott Britton

Exhibit 99.13 Certificate of Qualified Person for Grant Bosworth

Exhibit 99.14 Certificate of Qualified Person for William Yeo

Exhibit 99.15 Certificate of Qualified Person for Michael Holmes

Exhibit 99.16 Certificate of Qualified Person for Timothy Ross

Exhibit 99.17 Certificate of Qualified Person for John Wyche

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp. (Registrant)

Date: March 23, 2007	By:	/s/ John Greenslade
John Greenslade President

click here for printer-friendly PDF version